Elite Education Group International Limited

1209 N. University Blvd, Middletown, OH 45042

March 22, 2021

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Cara Wirth, Esq.

Re:	Request for Acceleration
Elite Education Group International Limited - Registration Statement on Form F-1
Filed December 15, 2020
File No. 333-251342

Dear Ms. Wirth,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Elite Education Group International Limited (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-1 (File No. 333-251342) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:00P.M., Washington, D.C. time, on Wednesday, March 24, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Zheng Jianbo
Name: Zhang Jianbo
Title: Chief Executive Officer